

Mail Stop 7010   June 23, 2008

Jianfeng Ding
Chief Executive Officer
Flurida Group, Inc.
800 West Fifth Avenue
Suite 210B
Naperville, Illinois 60563

> **Re: Flurida Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 27, 2008**
> **File No. 333-151200**

Dear Mr. Ding:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are using Rule 457(c) for the calculation of the registration statement fee. It does not appear that you can use prices from private transactions for Rule 457(c) and appears that you should use Rule 457(a).

Summary Information, page 6

2. Please update the information that you anticipate you will have commenced receiving revenues this month.

3. We note the distribution agreement between you and Zhong Nan Fu Rui Mechanical Electronics Manufacturing Co., Ltd. According to the distribution agreement, you and Zhong Nan Fu will jointly design and develop icemakers and ice/water distributing systems. If true, please revise the Prospectus Summary and the Business section to describe this aspect of your business.

4. Please clarify whether you signed and entered into the distribution agreement on June 8, 2007, as disclosed on page 7, or on September 18, 2007, as disclosed in the distribution agreement.

5. We note that your CEO owns 100% of Zhong Nan Fu Rui Mechanical Electronics Manufacturing Co., Ltd., your exclusive supplier and product development partner. Please add a risk factor disclosing the potential conflicts of interest arising out of these ownership and exclusive contractual relationships. Please also summarize these potential conflicts of interest in your Prospectus Summary. Additionally, in the Prospectus Summary, the Business section on page 26, and the Certain Relationships and Related Transactions section on page 34, please clearly state that Zhong Nan Fu will be the exclusive supplier of the products Flurida intends to sell.

6. Under "The Offering" on page 7, please clarify the following sentence regarding shares underlying warrants: "The selling shareholders cannot acquire the shares underlying these warrants until our shares are quoted on the OTC Bulletin Board and will be sold thereafter at prevailing market prices or privately negotiated prices." It does not appear that you are registering shares underlying warrants or that the selling shareholders must exercise warrants to obtain the shares of common stock you are registering for resale. If you are selling shares underlying warrants, please revise the front page and throughout the prospectus to disclose this and the number of shares underlying warrants and disclose your intended use of proceeds from the exercise of warrants.

Financial Summary, page 8

7. Please provide your basic and diluted earnings per share information for each period presented.

8. The second column of your consolidated statement of income table at the bottom of the page appears to include the results of operations for the period from December 19, 2006 (date of inception) through December 31, 2006 instead of December 31, 2007. Please revise as necessary.

Risk Factors, page 10

9. Please include risk factor disclosure regarding the lack of a public market for shares of your common stock.

Any decrease in the availability, or increase in the cost, of appliance parts . . . , page 11

    10. We note your statement that you may be unable to produce certain products if
Zhong Nan Fu is unable or unwilling to provide you with appliance parts on
favorable terms. This statement indicates that you are engaged in some type of
assembly, production or manufacture after you receive the appliance parts from
Zhong Nan Fu before distributing them to your customers. If true, please revise
your Prospectus Summary and Business sections to disclose this aspect of your
business. Otherwise, please revise this risk factor to clarify this statement.

Because we do not have an audit or compensation committee . . . , page 15

    11. Please clarify in your heading and the body of your risk factor whether you have
one independent director or more than one independent director.

Selling Shareholders, page 16

    12. Please describe the material transactions and relationships between you and each
of the selling shareholders during the past three years. Please describe the
transactions in which you issued the shares to be resold in materially complete
terms, including the dates of the transactions, the purchase price, if any, and the
number of shares received.

Description of Business, page 25

    13. We note that several of your executive officers and directors were previously
employed with Flurida Industries Group, Ltd. Please disclose your affiliation and
continuing relationships, if any, with this company since it appears to be a
predecessor.

Management's Discussion and Analysis of Financial Condition and Results of Operation,
page 28

    14. Please delete the statement in the parenthetical in the second paragraph since
Sections 27A and 21E do not include statements made in an initial public
offering.

    15. Under "Foreign Currency Translation" on page 31, please clarify that the Euro is
the functional currency of your Italian subsidiary.

    16. Please amend your disclosure relating to the second and third full paragraphs on
page 32 to discuss the end result of these transactions on your liquidity.

17. Please clarify the total amount of loans outstanding as of March 31, 2008, including the amount outstanding to shareholders, the amount that is convertible into shares of common stock, and the number of shares it is convertible into.

Certain Relationships and Related Party Transactions, page 33

18. On page 32, we note your disclosure regarding the company's receipt of loans from shareholders. Please provide all relevant disclosure regarding these transactions in the Certain Relationships and Related Party Transactions section, including identifying the shareholders. See Item 404 of Regulation S-K.

Market for Common Equity and Related Stockholder Matters, page 34

19. Under "Penny Stock Considerations," please revise to reflect that an accredited investor is an individual with an annual income of $200,000, not $100,000.

Reports to Shareholders, page 36

20. Please note that, as a result of this offering, you will be required to file periodic, current, and other applicable reports specified under Rules 15d-1 through 15d-23 until such time as you suspend your reporting obligation by filing the appropriate form with the Commission. Please revise this paragraph to remove the December 31, 2005 date and to remove all other inconsistencies.

21. Please note that the requirement to register a class of equity securities under Section 12(g) of the Securities Exchange Act of 1934 is triggered by having 500 or more record holders and total assets of more than $10 million on the last day of the company's fiscal year. Please revise accordingly and remove the reference to 300 shareholders.

Where You Can Find Additional Information, page 36

22. Please revise to reflect that the registration statement was filed on Form S-1, rather than Form SB-2.

23. Please revise to reflect the Commission's correct address at 100 F Street, NE, Washington, DC 20549.

Executive Compensation, page 36

24. Please disclose whether the salaries that will be paid beginning October 2008 will be prorated for the 2008 fiscal year.

25. In paragraph number 2 on page 38, please clarify in what way Ms. Huang will assist the CEO manage and supervise.

26. Under the caption "Compensation Committee Interlocks and Insider Participation," please provide the information required by Item 407(e)(4) of Regulation S-K.

Independent Registered Public Accounting Firm's Auditor's Report on the Consolidated Financial Statements, page 41

27. Please make arrangements with your auditors to have them revise their report to refer to standards of the PCAOB, rather than just auditing standards of the PCAOB. Please also have them include the city and state in which the audit report was issued. Refer to Rule 2-02(a) of Regulation S-X.

Financial Statements

General

28. Please revise your financial statements and corresponding financial information to comply with SFAS 7. Please also see Rule 10-01(a)(7) of Regulation S-X.

Audited Financial Statements

Consolidated Statement of Income, page 43

29. Please also present your diluted earnings per share on the face of your statement of income in accordance with paragraph 36 of SFAS 128 as well as provide the disclosures required by paragraph 40 of SFAS 128 in the notes to the financial statements, as applicable.

30. In order not to imply a greater degree of precision than exists, please only round to the nearest cent in your presentation of earnings per share on your statements of income and elsewhere throughout the filing.

31. Please revise your description of the statements of income throughout the filing to refer to the statements of loss instead of income.

32. Please revise your description of net income, income before taxes, and operating income throughout the filing to refer to loss instead of income. For example, your description should be operating loss instead of operating income throughout the filing.

Consolidated Balance Sheets, page 42

33. Please revise your description of retained earnings throughout the filing to refer to accumulated deficit instead of retained earnings.

Notes to the Financial Statements

Note B – Significant Accounting Policies

Organization Cost and Amortization, page 48

34. We remind you that paragraph 12 of SOP 98-5 states that costs of start-up
activities, including organization costs, should be expensed as incurred. Please
help us understand how your accounting of your organization costs complies with
this accounting guidance. Your response should describe the types of costs that
are being included in the amount which was capitalized and is now being
amortized.

Loans from Shareholders, page 49

35. Please tell us what consideration you gave as to whether the loans from
shareholders contained a beneficial conversion feature in accordance with EITF
98-5 and EITF 00-27.   Please include an explanation as to how you arrived at the
fair value of common stock used in the analysis.

36. You disclose that the loans are short-term. In light of this, please help us
understand why they are not classified as current liabilities. Please disclose
specifically when the amounts were due and payable.

Recent Accounting Pronouncements, page 49

37. Based on the effective dates of SFAS 123(R) and SFAS 154, it appears that you
would have already adopted these accounting pronouncements. Your disclosures
indicate that you still have not adopted them. Please advise or revise your
disclosures as necessary to discuss the actual impact of adopting these
pronouncements.

Note C – Related Party Transactions

Cost of Goods Sold, page 51

38. Please disclose the terms of the arrangement with your supplier in a similar
manner as disclosed on page 26. Please also disclose how you will account for
this arrangement in light of your relationship with the supplier.

Note E – Going Concern, page 53

39. You disclose that your lack of operating history and financial resources raises
substantial doubt about your ability to continue as a going concern. These

disclosures appear to indicate that there should also be a going concern opinion. Please revise your disclosures as necessary to remove this apparent inconsistency or arrange with your auditors to provide a going concern opinion. If you continue to include these disclosures without a going concern opinion, please explain how you determined this was appropriate.

Interim Financial Statements

Notes to the Financial Statements

General

40. Please provide a statement that indicates that the unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results of the interim periods included. Refer to Rule 10-01(b)(8) of Regulation S-X.

Statement of Income, page 56

41. The net loss reported for the three months ended March 31, 2008 on your statement of income does not agree to the net loss amount reported on the statement of stockholders' equity. The accumulated deficit and total stockholders' equity amounts reported on the statement of stockholders' equity also do not agree to the amounts reported on the balance sheet. Please revise as necessary.

Recent Sales of Unregistered Securities, page 68

42. Please revise your disclosure in the fourth full paragraph of this section so that you accurately and only describe issuances of unregistered securities, providing all information required by Item 701 of Regulation S-K.

Undertakings, page 70

43. Please delete any undertakings that are not applicable to this offering.

Signatures, page 73

44. Please revise to include the company's signature on the registration statement. See Instruction No. 1 to Signatures on Form S-1.

Exhibit 3.3 – Articles of Flurida Group European S.R.L

45. Please file an English translation of this document with your next amendment. See Item 306 of Regulation S-T.

Exhibit 5.1 – Legal Opinion

46. Please disclose which state law counsel's opinion is based upon.

47. Since the shares have already been issued, please revise to delete the reference to "when issued and delivered" and revise to state the shares "are" duly and validly issued, fully paid and non-assessable."

48. Counsel must include in its opinion that the shares were duly authorized.

Exhibit 23.1

49. Please make arrangements with your auditors to have them refer to a Form S-1 instead of a Form SB-2 in their consent.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Michael Williams, Esq.
         2503 W. Gardner Court
         Tampa, Florida 33611